EXHIBIT 12

The Allstate Corporation
Computation of Earnings to Fixed Charges Ratio

($ in millions)		For the year ended December 31,
		2017		2016		2015		2014		2013

1.	Income from operations before income tax	$3,991		$2,754		$3,282		$4,236		$3,396

	Fixed Charges:

2.	Interest in indebtedness	$335		$295		$292		$322		$367

3.	Interest factor of annual rental expense	18		18		19		18		19

4.	Interest credited to contractholder funds	690		726		761		919		1,278

5.	Total fixed charges (2+3+4)	$1,043		$1,039		$1,072		$1,259		$1,664

6.	Preferred stock dividends	116		116		116		104		17

7.	Total fixed charges and preferred stock dividends (5+6)	$1,159		$1,155		$1,188		$1,363		$1,681

8.	Income from operations before income taxes and fixed charges (1+5)	$5,034		$3,793		$4,354		$5,495		$5,060

9.	Ratio of earnings to fixed charges (8/5)	4.8	X	3.7	X	4.1	X	4.4	X	3.0	X

10.	Income from operations before income taxes and fixed charges and preferred stock dividends (1+7)	$5,150		$3,909		$4,470		$5,599		$5,077

11.	Ratio of earnings to fixed charges and preferred stock dividends (10/7)	4.4	X	3.4	X	3.8	X	4.1	X	3.0	X